

10030924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65399

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amegy Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Post Oak Parkway
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Ouyang 713-232-1663
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

178 S. Rio Grande Street	Salt Lake City	UT	84101
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/6

AB 4/6

OATH OR AFFIRMATION

I, John Snider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amegy Investments Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



GUY E. COWDEN
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 09/20/12

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Amegy Investments, Inc.
Table of Contents
December 31, 2009

Report of Independent Registered Public Accounting Firm

Financial Statements

Supplemental Schedules

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(i)

ERNST & YOUNG

Ernst & Young LLP
178 South Rio Grande Street
Suite 400
Salt Lake City, Utah 84101

Tel: 801 350 3300
Fax: 801 350 3456

Report of Independent Registered Public Accounting Firm

The Board of Directors
Amegy Investments, Inc.

We have audited the accompanying statement of financial condition of Amegy Investments, Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amegy Investments, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 26, 2010

Amegy Investments, Inc.
Statement of Financial Condition
Year Ended December 31, 2009

Assets	
Cash and cash equivalents	$3,399,135
Deposit with clearing organization	100,000
Receivables from brokers, dealers and others	496,999
Receivable from affiliated companies	86,166
Receivable from parent	7,679
Income tax receivable from parent	42,254
Prepaid expenses	52,655
Total assets	$ 4,184,888
Liabilities and Shareholder's Equity	
Payable to brokers, dealers and others	$ 24,600
Accrued expenses	73,754
Total liabilities	98,354
Commitments and contingent liabilities	
Shareholder's equity:	
Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	8,799,000
Retained deficit	(4,713,466)
Total shareholder's equity	4,086,534
Total liabilities and shareholder's equity	$ 4,184,888

The accompanying notes are an integral part of these financial statements.

Amegy Investments, Inc.
Statement of Operations
Year Ended December 31, 2009

Revenues	
Commissions	$2,841,583
Interest and dividends	5,731
Investment advisory fees	854,759
Other income	115
Total revenue	3,702,188
Expenses	
Employee compensation and benefits	2,686,273
Clearance fees	116,442
Professional services	498,980
Occupancy	81,560
Other expenses	399,950
Valuation losses on securities purchased	7,528,857
Total expenses	11,312,062
Loss before income taxes	(7,609,874)
Income tax benefit	(2,669,819)
Net loss	$(4,940,055)

The accompanying notes are an integral part of these financial statements.

Amegy Investments, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2009

	Common stock		Additional paid-in capital	Retained earnings (deficit)	Total shareholder's equity
	Shares	Amount			
Balance as of December 31, 2008	1,000	$ 1,000	$ 1,299,000	$ 226,589	$ 1,526,589
Capital contribution from parent			7,500,000		7,500,000
Net loss				(4,940,055)	(4,940,055)
Balance as of December 31, 2009	1,000	$ 1,000	$ 8,799,000	$ (4,713,466)	$ 4,086,534

The accompanying notes are an integral part of these financial statements.

Amegy Investments, Inc.
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (4,940,055)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred income tax	(920)
Changes in operating assets and liabilities:	
Prepaid expenses	(2,629)
Net receivable from parent and affiliated companies	(522,644)
Net payables to brokers, dealers and others	(28,565)
Accrued expenses	8,443
Net cash used in operating activities	(5,486,370)
Cash flows from financing activities	
Capital contribution from parent	7,500,000
Net cash provided by financing activities	7,500,000
Net increase in cash and cash equivalents	2,013,630
Cash and cash equivalents at beginning of year	1,385,505
Cash and csh equivalents at end of year	$ 3,399,135
Supplemental disclosures of cash flow information	
Net cash received for income taxes	$ 2,742,235

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Amegy Investments, Inc. ("the Company") is a wholly-owned subsidiary of Amegy Bank NA ("the Parent"), an indirect wholly-owned subsidiary of Zions Bancorporation ("the Corporation"). The Company is registered as a broker-dealer in securities registered with the Securities and Exchange Commission under rule 15c3-3(k)(2)(ii) which provides that all funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. Accordingly, the Company has a clearing agreement with Pershing, LLC ("the Clearing Organization") who carries the accounts of the Company on a fully disclosed basis. Under the agreement with the Clearing Organization, the Company acts only as an introducing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is also licensed as a registered investment advisor and licensed by the State of Texas as an insurance agency.

The Company must maintain a minimum net capital requirement of $250,000 pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-1 (a)(2)(i) ("the Net Capital Rule").

The Company brokers in U.S. Government and agency obligations, corporate debt and equity securities, municipal securities, mortgage and other asset-backed securities, and money market instruments. Additionally, the Company offers mutual funds, annuities, and life insurance products. The Company provides these services to individual and corporate clients of the Parent.

2. Significant Accounting Policies

Basis of Presentation
The Company's financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment advisory.

Subsequent Events
Subsequent events have been evaluated through February 26, 2010, the date these financial statements were issued.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions
Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Investment Advisory Income
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Valuation Losses on Securities Purchased
In February 2009, the Board of Directors of the Parent decided to extend an offer to the Company's customers to purchase at par value all auction rate securities previously sold to them through the Company. Subsequently, the Parent purchased at par all auction rate securities held by the Company's clients that had been acquired through the Company, aggregating $134,275,000. The purchase of these securities by the Bank at par resulted in the Company recording a mark-to-market loss of approximately $7.5 million at the time of purchase in accordance with Notice to Members 03-63. The Company did not hold any investment securities during the year or at December 31, 2009.

Income Taxes
The Company is a member of a controlled group which joins in the filing of a consolidated federal income tax return with the Corporation. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax sharing agreement. The tax sharing agreement provides that each member of the group is allocated its share of the consolidated tax provision or benefit as if each member had filed a separate return. Estimated payments for taxes are made between the members of the consolidated group during the year.

The income tax provision included in the statement of operations for the year ended December 31, 2009, is calculated by multiplying the Company's net income or loss by the statutory federal tax rate of 35%.

Deferred federal income taxes are provided for temporary differences between the tax basis and financial reporting basis of assets and liabilities. As of December 31, 2009, there were temporary differences related to prepaid assets that resulted in a deferred tax liability of $18,429. Current tax benefit for 2009 was $2,670,739; deferred tax expense for 2009 was $920.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Cash Deposit with Clearing Organization

Under the terms of the clearing agreements between the Company and the Clearing Organization, the Company is required to maintain a certain level of cash or securities on deposit with the Clearing Organization. Should the Clearing Organization suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the

Clearing Organization. The Company has funds invested in a money market account on deposit with the Clearing Organization to meet this requirement. As of December 31, 2009, there were no amounts owed to the Clearing Organization by the Company's customers.

4. Receivable from and Payable to Clearing Organization

The Company clears certain of its proprietary and customer transactions through clearing organizations on a fully disclosed basis. The amount receivable from the Clearing Organization relates to commissions and advisory fees due the Company from customer transactions. The amount payable to the Clearing Organization relates to clearance fees on the aforementioned transactions and is collateralized by deposits with the Clearing Organization.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $3,508,789, which was $3,258,789 in excess of the $250,000 minimum net capital requirement for the Company. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1 at December 31, 2009.

6. Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. Disclosures about Guarantees

The Company clears all of its securities transactions through the Clearing Organization on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the Clearing Organization, the Clearing Organization has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Organization, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company has recorded no liability with regard to the right as it has no knowledge of any liability being incurred. During 2009, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company regularly monitors the credit standing of the Clearing Organization and all counterparties with which it conducts business.

8. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company is responsible to its Clearing Organization for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the Clearing Organization must purchase or sell a financial instrument at prevailing market prices. The Company and its Clearing Organization seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-balance sheet credit and market risk. The Company's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile trading markets. Receivables from and payables to brokers, dealers, customers, and noncustomers include unsettled trades which may expose the Company to credit and market risk in the event the customer is unable to fulfill its contractual obligations.

9. Related-Party Transactions

Employee compensation and benefits, outside marketing services, office rent, and other operating expenses are paid by the Parent on behalf of the Company, which then reimburses the Parent. The agreement between the Company and the Parent stipulates that to the extent the reimbursement of such expenses would cause the company to not have sufficient net capital for regulatory requirements the Parent will make a capital contribution to the Company instead of requiring reimbursement. Expenses incurred by the Parent and reimbursed by the Company during 2009 approximated $3.4 million. The Parent also made a capital contribution of $7.5 million in 2009 primarily as a result of the purchase of auction rate securities held by the Company's customers.

The Company has lease agreements with its affiliate banks. The agreements stipulate that the affiliate bank receives a monthly base lease payment of $250. Each affiliate bank also receives an additional lease payment in an amount equal to 20% of first-years gross revenue for any retirement plan business booked by the Company within the affiliate's territory. Subsequent years lease payments are calculated annually and are equal to 7.5 basis points of the December 31 market value of the booked business. This formula for the additional annual lease payments may be evaluated on a case by case basis. Total lease payments for the year ending December 31, 2009 were $42,711 and are reflected as occupancy expenses in the accompanying statement of income.

In January 2009, certain retail personal investment advisors of an affiliate broker/dealer became dually-registered to the Company. In connection with this action, the Company entered into an agreement with the affiliate broker/dealer that requires the affiliated broker/dealer to reimburse the Company for certain expenses incurred by those employees during 2009, which totaled $391,816 for the year. At December 31, 2009, the Company has recorded a receivable from this affiliate broker/dealer of $86,166.

Supplemental Schedules

Amegy Investments, Inc.
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009 — Schedule I

Net capital	
Total shareholder's equity (from the statement of financial condition)	$ 4,086,534
Less:	
Nonallowable assets:	
Prepaid expenses	52,655
Receivable from brokers, dealers and others, unsecured	301,888
Receivables from affiliates, subsidiaries and associated partnerships	136,099
Other deductibles	20,000
Total nonallowable assets	510,642
Haircut on securities positions	67,103
Net capital	$ 3,508,789
Aggregate indebtedness	
Items included on statement of financial condition	
Payable to Clearing Organization	$ 24,600
Accrued expenses	73,754
Total aggregate indebtedness	$ 98,354
Computation of basic net capital requirement	
Minimum net capital required	$ 250,000
Excess net capital	$ 3,258,789
Ratio: Aggregate indebtedness to net capital	0.03 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17-A-5 as of December 31, 2009)	
Net capital, as reported in the Company's Part II (unaudited)	
Focus Report	$ 3,626,182
Net increase to earnings from post-closing adjustments	10,741
Adjustments to nonallowable assets resulting from post-closing adjustments:	
Increase in receivables from brokers, dealers and others, unsecured	(10,951)
Increase in receivables from affiliates, subsidiaries and associated partnerships	(117,183)
Net Capital, per above	$ 3,508,789

Amegy Investments, Inc.
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009 — Schedule II

The Company is exempt from reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(i)

Ernst & Young LLP
178 South Rio Grande Street
Suite 400
Salt Lake City, Utah 84101

Tel: 801 350 3300
Fax: 801 350 3456

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Amegy Investments, Inc.

In planning and performing our audit of the financial statements of Amegy Investments, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

ERNST & YOUNG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2010

Ernst & Young
Ernst & Young LLP
178 South Rio Grande Street
Suite 400
Salt Lake City, Utah 84101
Tel: 801 350 3300
Fax: 801 350 3456

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Amegy Investments, Inc. and to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Amegy Investments, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries.

   No findings were noted.

2. Compared the amounts reported on client schedules derived from the FOCUS reports with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009.

   No findings were noted.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

   No findings were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   No findings were noted.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

   Because no overpayment exists, this step is not applicable.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2010